SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*


                                  Shanecy, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    81943C103
                                 --------------
                                 (CUSIP Number)

        Kyle Washington, 10 Pemberton Avenue, North Vancouver, BC V7P 2R1
                                  604.681.5349
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 11, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: if a paper filing is being made, six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 81943C103                                        Page  2  of   5 Pages
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                                 SCHEDULE 13D

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1     Names of Reporting Persons.
      Kyle Washington
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)(a) |_|
                                                                         (b) |_|
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3     SEC Use Only

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4     Source of Funds*
      Personal funds
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5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) |_|
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6     Citizenship or Place of Organization
      Canada
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                           7       Sole Voting Power
   Number of                       820,000 shares of Common Stock
     Shares              -------------------------------------------------------
  Beneficially             8       Shared Voting Power
   Owned by                        None
      Each               -------------------------------------------------------
   Reporting               9       Sole Dispositive Power
     Person                        820,000 shares of Common Stock
      With               -------------------------------------------------------
                           10      Shared Dispositive Power
                                   None
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      820,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      9.90%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      Individual
--------------------------------------------------------------------------------
*See instructions before filling out

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CUSIP No. 81943C103                                        Page  3  of   5 Pages
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Item 1.           Security and Issuer.

The title and class of equity securities to which this statement relates are:

         Common Stock, $0.001 par value.

The name, address and the principal executive offices of the issuer of such securities are:

         Shanecy, Inc.
         1530 - 625 Howe Street
         Vancouver, BC  V6C 2T6

Item 2.  Identity and Background.

         (a) The name of the reporting person is Kyle Washington

         (b) Mr. Washington's address is:

         10 Pemberton Avenue
         North Vancouver, BC  V7P 2R1

         (c) Mr. Washington is a private investor.

         (d) During the last five years Mr. Washington has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Washington was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Washington is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Washington purchased an aggregate of 820,000 shares of the issuer's Common Stock for an aggregate price of $65,600 (on which no commissions were paid), on November 11, 1999.

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CUSIP No. 81943C103                                        Page  4  of   5 Pages
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The source of the funds for Mr. Washington's  purchases was personal funds, none of which is  represented by funds or other  consideration  borrowed or otherwise
obtained  for  the  purpose  of  acquiring,   holding,  trading  or  voting  the
securities, or by a loan from a bank in the ordinary course of business.

Item 4.  Purpose of Transaction.

Mr. Washington acquired the subject securities for purposes of investment and future sale. He has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then-current business conditions of the issuer and the economy in general;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the current board of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the current capitalization or dividend policy of the issuer;

         (f)  Any  material  change  in  the  issuer's   business  or  corporate
structure;

         (g)   Changes  in  the   issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12
(g) (4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to those enumerated above.

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CUSIP No. 81943C103                                        Page  5  of   5 Pages
-------------------                                        ---------------------

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Washington owns 820,000 shares of the issuer's Common Stock which currently represent 9.90% of the outstanding shares of such Stock..

         (b) Mr. Washington has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock..

         (c) No purchases or sales of the Common Stock have been made by Mr. Washington within the past 60 days except as set forth herein.

         (d) No person other than Mr. Washington has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 820,000 shares of Common Stock which he owns.

         (e) Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

Mr. Washington is not a party to contracts, agreements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: December _____, 1999


s/Kyle Washington
-----------------
Kyle Washington